SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated November 2, 2006 regarding Registrant’s key performance indicators for the quarter ended September 30, 2006.

1.2	Press Release dated November 2, 2006 regarding Registrant’s key performance indicators for the quarter ended September 30, 2006.

1.3	Press Release dated October 24, 2006 regarding the award of 3G Licence to Hutchison Telecom Macau.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

Consistent with the Company’s prior practice to enhance the transparency of the Group and to provide information with which its shareholders, investors and the public may better appraise the business performance of the Group, the Board announces certain selected unaudited key performance indicators for the third quarter of 2006.

The Company discloses selected unaudited key performance indicators of the Group’s mobile telecommunications businesses on a quarterly basis in order to enhance the transparency of the Group and to provide information with which our shareholders, investors and the public may better appraise the business performance of the Group.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2006

The Group’s mobile customer base was approximately 26,469,000 as at 30 September 2006. The key performance indicators for the third quarter of 2006 and the comparative figures for the four previous quarters are as follows:

Customer Base

	Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005
	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid
Country	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)
Hong Kong (incl Macau)	2,088	1,475	613	2,065	1,431	634	2,009	1,398	611	1,971	1,365	606	1,920	1,341	579
India	20,357	3,238	17,119	17,544	3,024	14,520	15,361	2,899	12,462	11,413	2,535	8,878	9,709	2,455	7,254
Israel	2,626	1,854	772	2,585	1,817	768	2,560	1,798	762	2,529	1,775	754	2,480	1,741	739
Thailand	737	318	419	738	329	409	747	346	401	732	345	387	719	340	379
Others	661	X	X	537	X	X	425	X	X	296	X	X	236	X	X

TOTAL	26,469			23,469			21,102			16,941			15,064

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(7)	“Others” is currently comprised of Ghana and Sri Lanka.

ARPU1

		Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	151	204	28	152	206	28	147	199	28	153	204	34	154	207	33
India	INR	420	1,066	293	433	1,116	283	454	1,118	285	511	1,155	310	518	1,106	305
Israel	NIS	164	X	X	158	X	X	152	X	X	148	X	X	162	X	X
Thailand	THB	545	923	251	582	961	265	643	1,000	332	627	969	321	623	941	331
Others	USD	5.27	X	X	5.65	X	X	5.91	X	X	6.25	X	X	6.76	X	X

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	“Others” is currently comprised of Ghana and Sri Lanka.

MOU1

	Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	474	659	48	460	643	47	451	628	47	455	632	50	454	628	51
India	406	839	319	392	804	301	378	753	282	385	728	278	369	687	254
Israel	322	X	X	307	X	X	301	X	X	287	X	X	306	X	X
Thailand	731	973	543	684	901	503	668	880	483	662	861	484	659	822	509
Others	120	X	X	131	X	X	129	X	X	138	X	X	145	X	X

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	“Others” is currently comprised of Ghana and Sri Lanka.

Churn1

	Q3 2006 30 September 2006			Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.0%	1.8%	7.8%	3.9%	2.0%	7.3%	4.5%	2.0%	8.7%	4.2%	2.2%	7.5%	4.7%	2.5%	8.3%
India	5.1%	4.3%	5.2%	5.1%	5.0%	5.1%	5.2%	5.2%	5.2%	5.7%	5.2%	5.8%	5.5%	5.5%	5.5%
Israel	1.2%	X	X	1.4%	X	X	1.4%	X	X	1.0%	X	X	1.1%	X	X
Thailand	6.8%	4.9%	8.4%	6.9%	5.1%	8.5%	5.4%	3.4%	7.2%	6.4%	3.8%	8.8%	6.3%	3.8%	8.5%
Others	2.1%	X	X	2.0%	X	X	2.1%	X	X	3.9%	X	X	3.4%	X	X

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	“Others” is currently comprised of Ghana and Sri Lanka.

The Company’s unaudited consolidated net profit attributable to equity holders for the three months and the nine months ended 30 September 2006 was HK$103 million and HK$105 million respectively.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records.

Investors are cautioned not to unduly rely on such data.

DEFINITIONS

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman

Islands, whose securities are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and

American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“HKD” or “HK$ “	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“INR”	Indian Rupees, the lawful currency of India

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“NIS”	New Israeli Shekels, the lawful currency of Israel

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Rule 1.01 of the Listing Rules

“THB”	Thai Baht, the lawful currency of Thailand

“United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“USD”	United States dollars, the lawful currency of the United States

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 2 November 2006

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY
Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Naguib SAWIRIS	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Aldo MAREUSE	Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)
Mr. Martin MICHLMAYR
(Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)

Exhibit 1.2

Hutchison Telecom customer base surpasses 26.5 million

Delivers 3 million net additions in third quarter

HONG KONG, 2 November 2006 - Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX; “Hutchison Telecom / the Group”) today announced its unaudited key performance indicators for the quarter ended 30 September 2006.

The Group recorded a net addition of 3 million new customers in the quarter, representing a 12.8% quarterly increase, taking the Group’s total customer base to approximately 26.5 million.

The Group also reported strong third quarter net profit attributable to equity holders of HK$103 million, taking net profit attributable to equity holders for the nine months ended September 2006 to HK$105 million.

Hutchison Essar, the Group’s operation in India, again spearheaded significant customer growth with 2.8 million net additions for the quarter, a 16% improvement for the period. With the total customer base at the end of the quarter reaching 20.4 million, more than double the customer base of a year ago, robust growth momentum is continuing.

The Group’s Israeli operation, Partner Communications, reported 41,000 net additions to its customer base, almost doubling growth against the previous quarter. Partner’s ARPU rose 3.7% to NIS164, signifying the strength of its quality network, superb customer service, strong brand and leading data and content offerings. This growth is being fuelled by an increasing contribution from data usage and by Partner’s ability to continue to grow its customer base with high quality subscribers.

The Hong Kong mobile operations of the Group showed healthy growth across all its operational parameters. Its 3G customer base, associated with premium and stable ARPU, saw 31% growth for the quarter to approximately 666,000. Today this figure has grown further to approximately 690,000, reinforcing the momentum of the high-speed mobile data market in Hong Kong.

Dennis Lui, Chief Executive Officer of Hutchison Telecom, said: “Hutchison Telecom has delivered another quarter of exceptional growth in its customer bases with significant momentum in the Indian market, particularly the prepaid segment, as well as acquisitions of higher value customers in Hong Kong and Israel. The healthy trend registered in these and other operational parameters helped us to increase net profit to HK$105 million for the first three quarters of 2006. This operational performance looks encouraging for the Group’s financial performance in the final quarter and hence the year.”

1

“Solid progress has been made in the advancement of our new service areas but not as fast as we would have hoped. We currently expect to launch commercial operations in Vietnam in the first few months of 2007 and in Indonesia shortly thereafter. We also hope to launch services in new licence areas in India during 2007.”

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

2

Exhibit 1.3

For Immediate Release

Hutchison Telecom Macau Awarded 3G Licence by

Direcção dos Serviços de Regulação de Telecomunicações

24 October 2006, Hong Kong – Hutchison Telephone (Macau) Company Limited (“Hutchison Telecom Macau” or “the Company”), a subsidiary of Hutchison Telecommunications (Hong Kong) Limited, today announced that it has been awarded a 3G licence by the Direcção dos Serviços de Regulação de Telecomunicações (“DSRT”). Hutchison Telecom Macau will deploy WCDMA technology and invest approximately MOP300 million to upgrade its existing network to a High Speed Downlink Packet Access (HSDPA) network. The Company plans to introduce a variety of exciting high-speed mobile data services within a year. By deepening its involvement in developing Macau’s telecommunications industry, the Company intends to promote the growth of local IT industries and contribute significantly in enabling Macau to become a digital city and an international telecommunications hub.

Ho Wai Ming, Chief Executive Officer of Hutchison Telecom Macau, said: “We thank the Macau DSRT for granting us the 3G licence. Hutchison Telecom Macau began its operation in Macau in 2001. Since then, we have pioneered various mobile services and possessed a good grasp of the needs of local mobile phone users. With the award of the 3G licence, we will provide our customers with the widest range of 3G mobile phones as well as a series of advanced and innovative services that cater for their needs.”

Hutchison Telecom Macau and its parent companies Hutchison Telecommunications (Hong Kong) Limited and Hutchison Telecommunications International Limited are the telecommunications units of Hutchison Whampoa Limited. With the experience and edge of the Hutchison Group’s telecommunication operations in Hong Kong and worldwide, Hutchison Telecom Macau is well positioned to drive the telecommunications development in Macau. The Company believes that the 3G business will generate a new revenue stream for the Group.

“Leveraging our proven experience in Hong Kong and other telecom markets around the globe, Hutchison Telecom Macau will bring in the latest HSDPA technology, offering new business opportunities for content and service providers in Macau and its neighbourhood, as well as driving the development of local IT industries and economy. We will walk alongside Macau towards a new era of mobile digital communication,” Mr. Ho continued.

###

About Hutchison Telecommunications (Hong Kong) Limited

Hutchison Telecommunications (Hong Kong) Limited (“Hutchison Telecom Hong Kong”) is one of the largest mobile telecommunication service operators in Hong Kong. Since 1983, it has always been a pioneer in the development of mobile telecommunication deploying multiple mobile technologies including 1G AMPS/ TACS, 2G GSM/ CDMA and 2.5G GPRS/ IS95B in Hong Kong.

Hutchison Telecom Hong Kong is committed to providing high quality mobile telecommunication services, telecom retail services and call centre services in Hong Kong and Macau, as well as mobile telecommunications consultancy services in Mainland China. It is also the first operator in Hong Kong to roll out world-class 3G service under the “3” brand, leading Hutchison Telecom Hong Kong’s technical and service excellence into the 3G era.

Hutchison Telecom Hong Kong is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”). Hutchison Telecom is a leading listed telecommunications operator (SEHK:2332; NYSE:HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Hutchison Telecom Hong Kong, see www.three.com.hk

For more information about Hutchison Telecom, see www.htil.com

[End]

For further information, please contact:

Mickey Shiu

Hutchison Telecom Hong Kong

Tel: +852 2128 3107

Fax: +852 2187 2087

Email: mickeyshiu@htil.com.hk

Phyllis Cheung

Hutchison Telecom Hong Kong

Tel: +852 2128 3878

Fax: +852 2187 2087

Email: phyllis.cheung@hthk.com